Exhibit 99.4

 GH Research PLC (Nasdaq: GHRS) August 2026   1  2026© GH Research PLC  Ultra-Rapid, Durable Remission in TRD

 Any statements contained herein that do not describe historical facts are forward-looking statements that are based on management’s expectations and are subject to certain factors, risks and uncertainties that may cause actual results, outcomes, timing and performance to differ materially from those expressed or implied by such statements. These factors, risks and uncertainties include, but are not limited to: the costs and uncertainties associated with GH Research’s research and development efforts; the inherent uncertainties associated with the conduct, timing and results of nonclinical and clinical studies of GH Research’s product candidates; GH Research’s expectations related to commencing trials in the US; GH Research’s ability to obtain, maintain, enforce and defend issued patents; the adequacy of GH Research’s capital resources, the availability of additional funding and GH Research’s cash runway; and other factors, risks and uncertainties described in GH Research’s filings with the U.S. Securities and Exchange Commission.  Except as otherwise noted, these forward-looking statements speak only as of the date of this presentation, and GH Research undertakes no obligation to update or revise any of such statements to reflect events or circumstances occurring after this presentation. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond GH Research’s control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in any such forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. GH Research cautions you not to place undue reliance on the forward-looking statements contained in this presentation.  2026© GH Research PLC  This presentation has been prepared by GH Research PLC (“GH Research”). Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or GH Research or any director, employee, agent, or adviser of GH Research. This presentation does not purport to be all-inclusive or to contain all of the information you may desire.  This presentation does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  This presentation contains forward-looking statements, all of which are qualified in their entirety by this cautionary statement. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “may”, “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “will”, “potential” and “ongoing”, among others, although not all forward-looking statements contain these identifying words.  Disclaimer Regarding Forward-Looking Statements  2

 GH Research at a glance  1  Post-Phase 2b: shortest-acting psychedelic with category-defining TRD data  ~11 min psychoactive phase; 57.5% Day 8 remission and 73% at 6 months in OLE completers  2  Spravato-compatible clinic model — GH001 only option with up to 3 treatments per visit  Fits Spravato established existing interventional infrastructure, with 83% visit reduction  3  Strong IP estate + NCE-style regulatory exclusivity  Patent runway into the 2040s, multi-layer protection, and a high technical bar for inhaled systemic generics  4  ~$362.7m cash — next step, execute Phase 3  Balance sheet strength de-risks the path from positive Phase 2b to registration studies  Abbreviations: TRD = Treatment-Resistant Depression; min = Minute; OLE = Open-Label Extension; IP = Intellectual Property; NCE = New Chemical Entity  Cash figure as of June 30, 2026 (cash, cash equivalents and marketable securities).   Clinical data from GH001 TRD Phase 2b / OLE; visit comparison is cross-trial vs Spravato model (not head-to-head). Sources as cited throughout.  2026© GH Research PLC  3

TRD is prevalent and debilitating — remission collapses after two failures

~4m
Patients with TRD in the US[a]

>85%
of TRD patients FAIL to remit
after two or more failed therapies[3]

~1 in 3 have a lifetime suicide attempt[4]

~75% live with anhedonia or constant anxiety[5,6]

2× worse quality of life vs MDD[6]

STAR*D, Remission rate (%) by prior treatment failures[3]



37%
31%
TRD population
14%
13%
Step 1
0 failures
Step 2
1 failure
Step 3
2 failures
Step 4
3 failures

Abbreviations: TRD = Treatment-resistant depression; US = United States of America; MDD = Major Depressive Disorder; STAR*D = Sequenced Treatment Alternatives to Relieve Depression.
Notes: a. Company estimates based on sources 1,2,3
Sources: 1. NIMH major depression statistics; 2. Wittchen et al., Eur Neuropsychopharmacol 2011; 3. Rush AJ et al,. Am J Psychiatry. 2006;163(11):1905-1917; 4. Bergfeld et al. J Affect Disord. 2018;235:362-367; 5. McIntyre et al., World Psychiatry 2023, 22(3):394-412.; 6. Jaffe DH, Rive B, Denee TR. BMC Psychiatry, 2019;19(1):247.

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 Product Candidate  Indication  Preclinical  Phase 1  Phase 2a Phase 2b  Phase 3  Current Status  Milestone  GH001  Mebufotenin for inhalation administration  Treatment-resistant depression (TRD)  Phase 2b RDBPC completed  Phase 3 initiation in 2026  Postpartum depression (PPD)  Phase 2a POC  Completed  Bipolar II Disordera (BDII)  Phase 2a POC  Completed  GH002  Mebufotenin for i.v.  administration  Psychiatric disorder  Phase 1 HV trial completed  IND submission  Pipeline  Cash, cash equivalents and marketable securities were $362.7 million as of June 30, 2026  Completed  In Planning  Abbreviations: HV = Healthy volunteer; IND = Investigational New Drug; i.v. = Intravenous; POC = Proof-of-concept; RDBPC = Randomized, double-blind, placebo-controlled.  aBipolar II disorder with a current major depressive episode.  2026© GH Research PLC  5

Phase 2b Study Primary Endpoint: GH001 Led to Mean MADRS Reduction from Baseline of -15.5 on Day 8[1] vs Placebo (P<0.0001)[2]



LS Mean (±SE) Change from Baseline in MADRS Total Score
0
-5
-10
-15
-20
-25
BL
2H
Day 2
Day 8
−1.4
−1.5
0.3
−17.8
−18.6
−15.2
GH001 (n=40)
Placebo (n=41)
LS mean difference vs placebo: −15.5 (P<0.0001)
Effect size: Cohen's d = −2.0

Abbreviations: BL = Baseline; FDA = Food and Drug Administration; H = Hours; LS = Least squares; MADRS = Montgomery-Åsberg Depression Rating Scale; SE = Standard error.

Sources & Notes: 1: FDA Guidance notes that efficacy with rapid-acting antidepressants generally should be demonstrated within 1 week, supporting a primary efficacy endpoint within this timeframe. FDA Guidance: Major Depressive Disorder: Developing Drugs for Treatment. https://www.fda.gov/media/113988/download. Accessed on 26 June 2025; 2: Cubała WJ et al., JAMA Psychiatry. 2026; doi:10.1001/jamapsychiatry.2026.009

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 70.0%  57.5%  4.9%  0.0%  0%  10%  20%  30%  40%  50%  60%  70%  80%  90%  100%  Percentage of patients in remission  15.1%  10.1%  21.3%  10.3%  5.3%  6.5%  0%  10%  20%  30%  40%  50%  60%  70%  80%  90%  100%  Percentage of patients in remission  Remission Rates with GH0011  Day 2 Day 8 Day 2 Day 8 Day 28  Remission Rates with Spravato monotherapy (84mg) from TRD40052,b  Secondary Endpoints: Remissionsa GH001 Day 2 and Day 8 and Spravato Monotherapy (84 mg) Day 2, Day 8 and Day 28  GH001  Placebo  Spravato Placebo  Abbreviations: MADRS = Montgomery-Åsberg Depression Rating Scale  Notes: To-date, no head-to-head comparisons of any other products to any of our product candidates in any clinical trial have been completed; results have been obtained from different trials with different designs, endpoints and patient populations; results may not be comparable.  a. Remission defined as MADRS total score ≤10 for both GH001 and Spravato; b. Spravato 56mg participants in the TRD4005 trial achieved remission rates of 13.1% at Day 2, 7.1% at Day 8 and 14.6% at Day 28 (MADRS ≤10)  Sources: 1. Cubała WJ et al., JAMA Psychiatry. 2026;83(6):561-569; 2. Spravato monotherapy data for 84mg dose from TRD4005 trial, Janik et al. 2025.  2026© GH Research PLC  7

 73% Remission Rate at 6 Months in OLE Completers1  Abbreviations: MADRS = Montgomery-Åsberg Depression Rating Scale; OLE = Open-label extension.  Notes: a. Includes 63 patients who completed the 6-month OLE per protocol (18 patients terminated early are excluded). b. Approximately 6 months post-study start (median 168 days from Day 1 of double-blind part). c. Remission defined as MADRS total score ≤10.  Sources : 1: Cubała WJ et al., JAMA Psychiatry. 2026; doi:10.1001/jamapsychiatry.2026.009  57.5%  0  20  40  60  80  100  Double-blind  n=40 on GH001  OLE completersa  n=63  Day 8  Percentage of Patients in Remissionc  Patients who completed the OLE had a mean of four treatment visits,   with 63.5% (40/63) requiring one to four treatment visits during the 6 months  73.0%  Month 6ᵇ  2026© GH Research PLC  8

GH001 demonstrates efficacy independent of prior treatment lines in TRD[1]

GH001 Day 8



Mean
Remission Rate (MADRS ≤10) (%)
100
90
80
70
60
50
40
30
20
10
0
57.1
53.9
62.5
63.6
n=7
n=13
n=8
n=11
2
3
4
5+
Prior Treatment Failures

GH001 Month 6



Mean
Remission Rate (MADRS ≤10) (%)
100
90
80
70
60
50
40
30
20
10
0
85.7
61.5
62.5
63.6
n=7
n=13
n=8
n=11
2
3
4
5+
Prior Treatment Failures

STAR*D Reference[2]



Remission Rate, %
100
90
80
70
60
50
40
30
20
10
0
37
31
14
13
Progressive Attenuation
Step 1 (0 failures)
Step 2 (1 failure)
Step 3 (2 failures)
Step 4 (3 failures)
Prior Treatment Failures

GH001 remission rates remain consistent (Day 8 ~60%) across all treatment-resistance categories, in direct contrast to STAR*D progressive decline (37% → 13%)

Abbreviations: TRD = Treatment-Resistant Depression; MADRS = Montgomery-Åsberg Depression Rating Scale; STAR*D = Sequenced Treatment Alternatives to Relieve Depression.
Sources: 1. Thase ME et al., 2026. Psychopharmacology Bulletin, 56(3): 8-21.; 2. Rush AJ et al,. Am J Psychiatry. 2006;163(11):1905-1917.

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GH001 is Built for the Interventional Psychiatry Workflow

	SPRAVATO®[1,2]	GH001[3]
Setting	Outpatient clinics by qHCPs and clinical staff	Outpatient clinics by qHCPs and clinical staff
Psychotherapy	No mandated psychotherapy	No mandated psychotherapy
Clinic visit	~2 hours	~1–3 hours[a]
WHERE GH001 DIFFERS		
Psychoactive phase	~1.5 hours	**~11 minutes**
Treatments per visit	1 per visit	**Up to 3 per visit**

SPRAVATO® = esketamine nasal spray. qHCP = qualified healthcare provider.
Notes: a. Clinic visit reflects expected time-to-discharge; GH001 may use 1–3 doses.
Sources: 1. SPRAVATO FDA full prescribing information; 2. Spravato dissociation lasts ~90 minutes, peak effects at 40 minutes (Popova V, et al. Am J Psychiatry 2019; 176:428–438).; 3. GH001 TRD Ph2b data, Cubała et al., JAMA Psychiatry 2026.

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GH001: Shortest Duration of the Psychoactive Experience of 11 minutes — enables up to 3 treatments per clinic visit



Duration of Psychoactive Experience
(approximate average)
8h
7h
6h
5h
4h
3h
2h
1h
11 min
(median)
~90 min
within 90 min
90-120 min
6-8 hours
GH001
SPRAVATO®[a]
BPL-003[b]
VLS-01[c]
COMP360[d]

Abbreviations: h = Hours; min = Minutes; OLE = Open-label extension; SDI = Subjective drug intensity; SIRS = Subjective Intensity Rating Scale; TRD = Treatment-resistant depression.

Note: To-date, no head-to-head comparisons of any other products to any of our product candidates have been completed in any clinical trial; results have been obtained from different trials with different designs, endpoints, and patient populations; results may not be comparable.

a. Spravato dissociation lasts ~90 minutes, peak effects at 40 minutes (Popova V, et al. Am J Psychiatry 2019; 176:428–438); b. Assumption of BPL-003 duration of ~90min psychoactive phase from Phase 1 SDI results as reported in Rucker et al., 2024; c. VLS-01 duration of 90-120 minutes psychoactive experience from Phase 1b results (AtaiBeckley Corporate Presentation, May 2026). d. COMP360 duration of 6-8h from Goodwin et al., N Engl J Med 2022;387:1637-1648. d..

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 GH001: Only psychedelic with 1-3 treatments for highest efficacy and fast relief  TREATMENT(S) WITHIN VISIT  Not forced uptitration — stop when ready.  DAY 8 REMISSION  GH001  57.5%  BPL-003  26.0%  8mg (core Ph2b study)  Abbreviations: h = Hour; min = Minute  Note: To-date, no head-to-head comparisons of any other products to any of our product candidates have been completed in any clinical trial; results have been obtained from different trials with different designs, endpoints, and patient populations; results may not be comparable  Sources: Cubala et al. JAMA Psychiatry 2026; SPRAVATO FDA Full Prescribing Information; Spravato monotherapy data for 84mg dose from TRD4005 trial, Janik et al. 2025; BPL-003 phase 2b data from AtaiBeckley Corporate Presentation, May 2026.   CLINIC FOOTPRINT  GH001  1–3 h  99% discharge-ready ≤1 h after last dose  SPRAVATO  2 h  REMS 2h post-dose monitoring  → All target the interventional treatment slot  GH001  1-3 Treatments per visit  75% reach target intensity in 1–2 doses.  SPRAVATO monotherapy  10.1%  BPL-003  ~2 h  Median ~98 min to discharge-ready  BPL-003  Only 1 possible  SPRAVATO  Only 1 possible  84mg  8mg selected for Ph3  56mg or 84mg based on efficacy & tolerability  Phase 2b study   Cross-trial; not head-to-head  2026© GH Research PLC  12

83% Fewer Treatment Visits with GH001 than with Spravato®


GH001
Four visits[a]
73% remission at 6 months[b,d]
SPRAVATO®
23 visits
ICER estimate[c,d]
0
5
10
15
20
25
Treatment visits in 6 months

4 vs 23 · ~6× fewer

Abbreviations: ICER = Institute for Clinical and Economic Review; LOCF = Last observation carried forward; MADRS = Montgomery-Åsberg Depression Rating Scale; OLE = Open-label extension; TRD = Treatment-resistant depression.

Notes: To-date, no head-to-head comparisons of any other products to any of our product candidates have been completed in any clinical trial; results have been obtained from different trials with different designs, endpoints, and patient populations; results may not be comparable.

a. Four GH001 visits deduced from the mean total number of treatments received by patients who completed the OLE and were in remission at 6-months of the GH001-TRD-201 trial.; b. 6 months' (end of trial) was at approximately 6 months post-study start (median 168 days from Day 1 of double-blind part); c. SPRAVATO® Assumes 23 treatment visits, as per standard initiation protocol of eight and four sessions in Months 1 and 2, respectively, and ICER assumed maintenance treatment frequency of 2.86 treatments per month for Months 3-6.[1,2,3]; d. Remission defined as MADRS ≤10; Spravato® 32-Week remission rates from ESCAPE-TRD trial were 49.1% remission at 32 weeks (55.0% with LOCF method)[4].

Sources: 1. Johnson & Johnson Spravato Access, Coding and Reimbursement Guide. 2. ICER Spravato® Final Evidence Report. 3. Janssenscience.com, Dosage and Administration of Spravato, Duration of Therapy. 4. Reif et al. New Engl J Med 2023.

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Beyond MADRS: Rapid and Durable Multi-Domain Benefit in TRD

HAM-A Total Score



Day 8
Month 6
GH001 (n=40)
Placebo (n=41)
OLE completers (n=63)
LS Mean Change From Baseline
0
-2
-4
-6
-8
-10
-12
-14
−11.1
−1.0
****
−13.3
****

**** = P<0.0001

CGI-S Score



Day 8
Month 6
GH001 (n=40)
Placebo (n=41)
OLE completers (n=63)
% of patients in each CGI-S category
100
80
60
40
20
0
12.5
55.0
27.5
5.0
5.0
7.5
10.0
22.5
10.0
45.0
14.6
70.7
14.6
17.1
70.7
12.2
1.6
7.9
4.8
9.5
9.5
66.7
Baseline
Day 8
Baseline
Day 8
Month 6
6 - Severely ill
5 - Markedly ill
4 - Moderately ill
3 - Mildly ill
2 - Border line ill
1 - Normal

−2.5
points greater reduction vs placebo, P<0.0001

−3.0
Mean change from Baseline, P<0.0001

Abbreviations: TRD = Treatment-Resistant Depression; MADRS = Montgomery-Åsberg Depression Rating Scale; HAM-A = Hamilton Anxiety Rating Scale; LS = Least Squares; CGI-S = Clinical Global Impression – Severity
Sources: Data from the GH001 TRD Ph2b trial, Cubała WJ et al., JAMA Psychiatry. 2026; doi:10.1001/jamapsychiatry.2026.009; Cubała WJ et al., ASCP 2026.

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Beyond MADRS: Anhedonia and Quality of Life Benefit in TRD

MADRS Anhedonia Factor Score


Day 8
Month 6
GH001 (n=40)
Placebo (n=41)
Mean (±SD) Change from Baseline in MADRS Anhedonia Factor Score
5
0
-5
-10
-15
-20
-1.0
-1.0
0.0
-12.0
-11.9
-9.9
****
****
****
MCIC[a]
OLE completers (n=63)
-12.2
****
BL
D1
D2
D8
Month 6

**** = P<0.0001

Q-LES-Q-SF Total Score


Day 8
Month 6
LS mean change from baseline
30
25
20
15
10
5
0
-5
****
20.6
-0.9
24.8
GH001 (n=37)
Placebo (n=40)
OLE completers (n=63)

OLE — no placebo arm

Abbreviations: TRD = Treatment-Resistant Depression; MADRS = Montgomery-Åsberg Depression Rating Scale; SD = Standard Deviation; OLE = Open-Label Extension; MCIC = Minimal clinically important change; LS = Least Squares; Q-LES-Q-SF = Quality of Life Enjoyment and Satisfaction Questionnaire – Short Form

[a]Clinically meaningful improvement in MADRS anhedonia factor has been reported as an MCIC of −4.6 to −5.5 points based on an analysis of patients with MDD (McIntyre RS. J Affect Disord. 2024;363:430-435)

Sources: Data from the GH001 TRD Ph2b trial, Cubała WJ et al., JAMA Psychiatry. 2026; doi:10.1001/jamapsychiatry.2026.009; Cubala WJ et al., ASCP 2026; McIntyre et al., ASCP 2026.

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Rapid MADRS response across TRD, PPD, and BDII + MDE



TRD[1]
57.5% remission at Day 8
PPD[2]
100% remission at Day 8
BDII + MDE[3]
33.3% remission at Day 8
Mean (±SD) Change From Baseline in MADRS Total Score
5
0
-5
-10
-15
-20
-25
-30
-35
-40
BL
D1
D2
D8
-1.4
-1.5
0.3
-17.8
-18.6
-15.2
GH001 (n=40)
Placebo (n=41)
GH001 (N=10)
-31.4
-36.0
-35.4
GH001 (N=6)
-16.3
-13.3
-16.8
MCIC for MADRS Total Score[a]

Abbreviations: BDII = Bipolar II disorder; BL = Baseline; D = Day; MADRS = Montgomery–Åsberg Depression Rating Scale; MCIC = Minimal clinically important change; MDD = Major depressive disorder; MDE = Major depressive episode; OLE = Open-label extension; PPD = Postpartum depression; TRD = Treatment-resistant depression.

[a]Clinically-meaningful improvement in depression, defined as a 1-point CGI-S score change, corresponded to a −6 point change in MADRS total score in an analysis of patients with TRD on Esketamine treatment[4]

Sources: 1. Cubala et al., JAMA Psychiatry 2026; 2. Johnson M et al. J of Clin Psych. 2026;87(3):25m16284. 3. Reif A et al. ACNP 2026. 4. Turkoz et al. Acta Psychiatr Scand. 2021 Jan 22; 143(3):253–263

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GH001 was well-tolerated in patients with TRD, BDII + MDE, and PPD

GH001-TRD-201 Study

	Double-Blind Part		Open-Label Extension
	GH001 (n=40)	Placebo (n=41)	GH001 (n=81)
Treatment-Emergent Adverse Event	Patients, n (%)	Patients, n (%)	Patients, n (%)
Any TEAE	29 (72.5)	3 (7.3)	72 (88.9)
Mild	14 (35.0)	2 (4.9)	28 (34.6)
Moderate	15 (37.5)	1 (2.4)	42 (51.9)
Severe	0 (0)	0 (0)	2 (2.5)
Treatment-related TEAEs	29 (72.5)	1 (2.4)	65 (80.2)
Treatment-related serious TEAEs	0 (0)	0 (0)	0 (0)
TEAEs leading to discontinuation	0 (0)	0 (0)	1 (1.2)

GH001-BD-202 Study

		GH001 (n=6)
Treatment-Emergent Adverse Event	Event No.	Patients n (%)
Any TEAE	18	5 (83.3)
Mild	15	5 (83.3)
Moderate	2	2 (33.3)
Severe	1	1 (16.7)
Treatment-related TEAEs	18	5 (83.3)
Treatment-related serious TEAEs	0	0
TEAEs leading to discontinuation	0	0

GH001-PPD-203 Study

		GH001 (n=10)
Treatment-Emergent Adverse Event	Event No.	Patients n (%)
Any TEAE	13	8 (80.0)
Mild	12	7 (70.0)
Moderate	1	1 (10.0)
Severe	0	0
Treatment-related TEAEs	11	7 (70.0)
Treatment-related serious TEAEs	0	0
TEAEs leading to discontinuation	0	0

Abbreviations: TRD = Treatment-Resistant Depression; BDII + MDE = Bipolar II disorder with a current Major Depressive Episode; PPD = Postpartum Depression; TEAE = Treatment-Emergent Adverse Event;
Sources: 1. Cubala et al., JAMA Psychiatry 2026; 2. Johnson M et al. J of Clin Psych. 2026;87(3):25m16284. 3. Reif A et al. ACNP 2026.

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2026© GH Research PLC

Multi-layer IP and regulatory protection into the 2040s

REGULATORY EXCLUSIVITY

FDA	**5 years** +2.5 years paragraph IV stay
EMA	**10 years** +1 year for a new indication

PATENTS

Earliest patent filings relating to mebufotenin (including pending applications):

Patent area	Earliest expiry
Novel aerosol compositions of matter	2041
Novel uses in various disorders	2040
Novel device-related aspects	2044
Novel salt forms and formulations	2043

TECHNICAL

Complex bioequivalence for systemically acting inhalation products

- High intra- and inter-subject PK variability raises the bar for generics
- Device + formulation + dosing regimen create a multi-component BE challenge

Abbreviations: IP = Intellectual Property; EMA = European Medicines Agency; FDA = Food and Drug Administration; PK = Pharmacokinetics; BE = Bio-equivalence.
Patent dates are earliest expiry among relevant families; status includes granted and pending filings as applicable.

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2026© GH Research PLC

GH Research at a glance  1  Post-Phase 2b: shortest-acting psychedelic with category-defining TRD data  ~11 min psychoactive phase; 57.5% Day 8 remission and 73% at 6 months in OLE completers  2  Spravato-compatible clinic model — GH001 only option with up to 3 treatments per visit  Fits Spravato established existing interventional infrastructure, with 83% visit reduction  3  Strong IP estate + NCE-style regulatory exclusivity  Patent runway into the 2040s, multi-layer protection, and a high technical bar for inhaled systemic generics  4  ~$362.7m cash — next step, execute Phase 3  Balance sheet strength de-risks the path from positive Phase 2b to registration studies  Abbreviations: TRD = Treatment-Resistant Depression; min = Minute; OLE = Open-Label Extension; IP = Intellectual Property; NCE = New Chemical Entity  Cash figure as of June 30, 2026 (cash, cash equivalents and marketable securities).   Clinical data from GH001 TRD Phase 2b / OLE; visit comparison is cross-trial vs Spravato model (not head-to-head). Sources as cited throughout.  19  2026© GH Research PLC